CONSENT OF INDEPENDENT AUDITORS


Lord Abbett Affiliated Fund, Inc.:

We consent to the incorporation by reference in Post-Effective Amendment No. 75 to Registration Statement No. 2-10638 of our report dated May 29, 1998 appearing in the Semi-Annual Report to Shareholders for the six months ended April 30, 1998 and our report dated December 2, 1997 appearing in the Annual Report to Shareholders for the year ended October 31, 1997, and to the reference to us under the caption "Financial Highlights" in the Prospectus and to the references to us under the captions "Investment Advisory and Other Services" and "Financial Statements" in the Statement of Additional Information, both of which are part of such Registration Statement.




DELOITTE & TOUCHE LLP
New York, New York
December 3, 1998